DANIEL J. WINNIKE	May 17, 2018	Email DWINNIKE@FENWICK.COM Direct Dial (650) 335-7657

Via EDGAR AND OVERNIGHT DELIVERY
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Tiffany Piland Posil, Special Counsel
Bryan Hough, Staff Attorney

Re:	Natus Medical Incorporated
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 11, 2018
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 4, 2018
Preliminary Proxy Statement on Schedule 14A
Filed May 2, 2018
File No. 000-33001
Dear Ms. Piland Posil:
On behalf of Natus Medical Incorporated (the “Company,” and “we”), we are concurrently submitting Amendment No. 3 (the “Amended Preliminary Proxy Statement”) to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2018, as amended by Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on May 4, 2018 and Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on May 11, 2018 (the “Preliminary Proxy Statement”). A copy of this letter is being transmitted via overnight courier with two copies of the Amended Preliminary Proxy Statement in paper format, marked to show changes from the Preliminary Proxy Statement.
The Company is filing the Amended Preliminary Proxy Statement in response to comments received from the staff of the Commission (the “Staff”) by letter dated May 17, 2018 (the “Comment Letter”). In this letter, we respond to the Comment Letter on behalf of the Company. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of the Company’s responses correspond to the page numbers of the Revised Proxy Statement.

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U.S. Securities and Exchange Commission
Division of Corporation Finance
May 17, 2018

Questions and Answers About the Proxy Materials and the Annual Meeting
Is cumulative voting permitted for the election of directors?, page 4

1.
Disclosure on page 4 states that no stockholder shall be entitled to cumulate votes for a candidate unless such stockholder, or any other stockholder, has given notice at the Annual Meeting, prior to the voting, of the intention to cumulate the stockholder’s votes. Please tell us the basis for this requirement.

In response to the Staff’s comment, we have deleted the language in the Amended Preliminary Proxy Statement regarding the requirement to give notice as a condition to cumulative voting.

Form of Revised Proxy Card

2.
To the extent that stockholders will have cumulative voting rights with respect to the election of directors, please revise your form of proxy card to provide a means for security holders to specify how they would like their votes cumulated and a means to withhold authority to cumulate votes with respect to one or more nominees.

In response to the Staff’s comment, we have amended the proxy card to provide a means for security holders to specify how they would like their votes cumulated and a means to withhold authority to cumulate votes with respect to one or more nominees.

3.
Disclosure on page 4 states that when voting for directors proxy holders may, in their discretion, cumulate the votes represented by the proxies received. Please disclose in bold-faced type on your form of proxy card that proxy holders may exercise discretion in this manner. Please refer to Question 124.01 of our Proxy Rules and Schedules 14A/14C Compliance and Disclosure Interpretations.

In response to the Staff’s comment, we have added the disclosure referred to in the comment to the proxy card in bold-faced type.

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U.S. Securities and Exchange Commission
Division of Corporation Finance
May 17, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7657 or, in my absence, William L. Hughes at (415) 875-2479.

Sincerely,
/s/ Daniel J. Winnike
Daniel J. Winnike
cc:    Via E-mail
James B. Hawkins
William Hill, Esq.
Daniel J. Winnike, Esq.
William L. Hughes, Esq.
Bomi Lee, Esq.